U.S. SEC File #82-4689

MOUNT REAL

03 AUG 28 AM 7:21



03029581

FOR IMMEDIATE RELEASE

SUPPL

THE TORONTO STOCK EXCHANGE
Symbol: MRF

MOUNT REAL ANNOUNCED SECOND QUARTER RESULTS

MONTREAL, Quebec, August 20, 2003 - Mount Real Corporation ("Mount Real") today announced its financial results for the second quarter ended June 30, 2003.

Revenues were $17,461,326 for the six-month period ended June 30, 2003, a decrease of 5% as compared to $18,390,934 for the same period in 2002.

Net earnings for the six months ended June 30, 2003 was $4,208,901 as compared to $5,953,075 for the same period in 2002. The weighted average number of shares at the close of this six-month period was 8,957,183 as compared to 8,310,438 for the same period in 2002 and earnings per share were $0.47 compared to $0.72 for the six-month period in 2002.

For the three-month ended June 30, 2003 revenues were $7,357,549 compared to $8,745,343 for the same period in 2002. Net income for the three-month period ended June 30, 2003 was $2,013,954 as compared to $3,540,648 for the same period in 2002.

Joseph Pettinicchio, President of Mount Real, said: "While there may be fluctuations in quarterly results due to changing business and economic environment, including the fluctuation in the Canadian dollar, we remain positive with the overall business direction and future growth of the corporation."

Mount Real's business is management accounting, information management and media services. The Corporation uses "TMI" Tactics Marketing Intelligence, a financial and information management service, for the management of proprietary and non-propriety consumer databases. Mount Real is listed under the stock-trading symbol MRF on the Toronto Stock Exchange.

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Source: Lino P. Matteo, CMA
Chief Executive Officer

General Information: Kelly Leonard
Tel: (514) 762-2500
Fax: (514) 762-6535
Home Page: www.mountreal.com
Email: kelly@mountreal.com